Exhibit 8.1

SUBSIDIARIES OF THE REGISTRANT

1.	JA Development Co., Ltd. (British Virgin Islands)

2.	JingAo Solar Co., Ltd. (Ningjin, China)

3.	Shanghai JA Solar Technologies Co., Ltd. (Shanghai, China)

4.	JA Solar USA Inc. (California, USA)